Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Plan Administrator

Hasbro, Inc. Retirement Savings Plan

We consent to the incorporation by reference in the Registration Statement (No. 333-34282) on Form S-8 of the Hasbro, Inc. Retirement Savings Plan of our report dated June 28, 2018, with respect to the statements of net assets available for plan benefits of the Hasbro, Inc. Retirement Savings Plan as of December 31, 2017 and 2016, the related statements of changes in net assets available for plan benefits for the years then ended, and the related notes (collectively, the “financial statements”), and the supplemental schedule of Schedule H, Line 4i – Schedule of Assets (Held at End of Year), as of December 31, 2017, which report appears in the December 31, 2017 Annual Report on Form 11-K of the Hasbro, Inc. Retirement Savings Plan.

                                                                                /s/ KPMG LLP

Providence, Rhode Island

June 28, 2018